Exhibit 99.3

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: (33) 1 47 44 58 53

Fax: (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Robert PERKINS

Magali PAILHE

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, October 31, 2012

Third quarter and first nine months 2012

	3Q12	Change vs 3Q11	9M12	Change vs 9M11
Adjusted net income[1]

- in billion euros (B€)	3.3	+20%	9.3	+7%
- in billion dollars (B$)	4.2	+6%	11.9	-3%

- in euros per share	1.48	+19%	4.10	+6%
- in dollars per share	1.85	+5%	5.25	-3%

Net income2 of 3.1 B€ in 3Q12 and 8.3 B€3 in the first nine months of 2012

Gearing ratio of 20.8% at September 30, 2012

Hydrocarbon production of 2,272 kboe/d in 3Q12

Interim dividend for 3Q12 of 0.59 €/share payable in March 20134

Commenting on the results, Chairman and CEO Christophe de Margerie said:

«Total reported adjusted net income of 3.3 billion euros for the third quarter 2012, an increase of 20% compared to the third quarter 2011, reflecting good performance across all segments.

In Upstream, the Group reaffirms its confidence in its outlook for profitable growth thanks to the ramp-up of recent start-ups and the progress of major projects in development. Notably, Total launched the development of the Tempa Rossa field in Italy this quarter. In exploration, the Group is entering a period rich with high-potential wells, notably in the Gulf of Mexico, Iraq, Ivory Coast, Kenya and Gabon, and is increasing its acreage in promising plays.

The quarter was also marked by a sharp increase in refining margins. The results of Refining & Chemicals increased by 54%, despite a turnaround at the Normandy refinery which is part of the modernization of one of the Group’s major integrated platforms and key to its strategy for the segment.

In line with the announced asset sale program, Total continued to optimize its portfolio during the quarter and, in particular, sold Upstream assets in the UK and Nigeria. The total proceeds for asset sales since the beginning of the year reached about 5 billion dollars, including the sale of the Group’s remaining shares of Sanofi.

These good results and the Group’s discipline reinforced its strong financial position this quarter. In a responsible and sustainable manner, Total is improving its competitiveness across all operational segments and remains focused on creating value through the Group’s new dynamic for growth.»

[1]

Adjusted results defined on page 2 - dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period: 1.2502 $/€ for 3Q12, 1.4127 $/€ for 3Q11, 1.2814 $/€ for 2Q12, 1.2808 $/€ for the first nine months of 2012, and 1.4065 $/€ for the first nine months of 2011.

[2]	Net income, Group share.
[3]	includes positive impact of after-tax inventory effect of 524 M€ in the third quarter 2012. Details of adjustments on pages 4 and 17.
[4]	The ex-dividend date for the interim dividend will be March 18, 2013 and the payment date will be March 21, 2013.

1

• Key figures5

3Q12	2Q12	3Q11	3Q12 vs 3Q11	in millions of euros except earnings per share and number of shares	9M12	9M11	9M12 vs 9M11

49,890	49,135	46,163	+8%	Sales	150,193	137,201	+9%

6,540	5,793	5,881	+11%	Adjusted operating income from business segments	19,112	18,146	+5%
3,698	3,124	2,950	+25%	Adjusted net operating income from business segments	10,079	9,214	+9%

2,891	2,560	2,388	+21%	• Upstream	8,507	7,750	+10%
564	383	367	+54%	• Refining & Chemicals	1,008	813	+24%
243	181	195	+25%	• Supply & Marketing	564	651	-13%

3,348	2,858	2,801	+20%	Adjusted net income	9,280	8,699	+7%

1.48	1.26	1.24	+19%	Adjusted fully-diluted earnings per share (euros)	4.10	3.86	+6%

2,268	2,264	2,261	—	Fully-diluted weighted-average shares (millions)	2,265	2,255	—

3,066	1,585	3,314	-7%	Net income (Group share)	8,313	9,986	-17%

5,416	4,964	3,921	+38%	Investments[6]	16,320	17,174	-5%

1,635	980	5,082	-68%	Divestments	4,305	7,083	-39%

3,781	3,984	(1,161)	n/a	Net investments	12,015	10,091	+19%

5,163	6,167	5,964	-13%	Cash flow from operations	16,597	16,742	-1%

6,058	4,768	4,575	+32%	Adjusted cash flow from operations	15,921	14,195	+12%

3Q12	2Q12	3Q11	3Q12 vs 3Q11	in millions of dollars[7] except earnings per share and number of shares	9M12	9M11	9M12 vs 9M11

62,375	62,962	65,214	-4%	Sales	192,370	192,973	—

8,177	7,423	8,308	-2%	Adjusted operating income from business segments	24,479	25,522	-4%

4,623	4,003	4,167	+11%	Adjusted net operating income from business segments	12,909	12,959	—

3,614	3,280	3,374	+7%	• Upstream	10,896	10,900	—
705	491	518	+36%	• Refining & Chemicals	1,291	1,143	+13%
304	232	275	+10%	• Supply & Marketing	722	916	-21%

4,186	3,662	3,957	+6%	Adjusted net income	11,886	12,235	-3%

1.85	1.62	1.75	+5%	Adjusted fully-diluted earnings per share (dollars)	5.25	5.43	-3%

2,268	2,264	2,261	—	Fully-diluted weighted-average shares (millions)	2,265	2,255	—

3,833	2,031	4,682	-18%	Net income (Group share)	10,647	14,045	-24%

6,771	6,361	5,539	+22%	Investments[6]	20,903	24,155	-13%

2,044	1,256	7,179	-72%	Divestments	5,514	9,962	-45%

4,727	5,105	(1,640)	n/a	Net investments	15,389	14,193	+8%

6,455	7,902	8,425	-23%	Cash flow from operations	21,257	23,548	-10%

7,574	6,110	6,463	+17%	Adjusted cash flow from operations	20,392	19,965	+2%

[5]

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 17 and the inventory valuation effect is explained on page 14.

[6]	including acquisitions
[7]	Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

2

• Highlights since the beginning of the third quarter 2012

•	Start-up of the Atla field in the Norwegian North Sea

•	Increased stake from 24% to 30% in the Ichthys LNG project in Australia

•	Exchange of assets in the Norwegian North Sea to increase Total’s interest in the Oseberg field and the Dagny field to 14.7% and 39.54%, respectively

•	Sold an indirect interest of 9.99% in Block 14 in Angola

•	Sold the Group’s remaining shares of Sanofi (1.3%)

•	Continued the optimization of the Refining & Chemicals portfolio with sale of a 40% interest in Géostock

•	Launched new development phase of the Yucal Placer gas field in Venezuela and the development of Tempa Rossa in Italy

•	Issued notice of commerciality for the Absheron gas discovery in Azerbaijan

•	New gas and condensate discovery on the King Lear prospect in the Norwegian North Sea

•	Acquired exploration licenses in Iraq, Bulgaria, Mozambique, Papua New Guinea, Philippines, Myanmar and Indonesia

•	Total became operator of the Xerelete block in the prolific pre-salt area of Brazil

•	Signed an agreement with Kogas for the purchase of 0.7 million metric tons per year of LNG from the Sabine Pass terminal for a duration of 20 years

• Results for the third quarter 2012

> Operating income from business segments

In the third quarter 2012, the Brent price averaged 109.5 $/b, a decrease of 3% compared to the third quarter 2011 and an increase of 1% compared to the second quarter 2012. The European refining margin indicator (ERMI) averaged 51 $/t for the third quarter 2012, compared to 13.4 $/t during the third quarter 2011. The favorable evolution of this indicator, having increased 34% compared to the second quarter 2012, is mainly due to higher levels of maintenance in European refineries and an increase in demand from the United States. In contrast, the environment for petrochemicals deteriorated in Europe compared to the second quarter 2012.

The euro-dollar exchange rate averaged 1.25 $/€ in the third quarter 2012, 1.41 $/€ in the third quarter 2011 and 1.28 $/€ in the second quarter 2012. Expressed in euros, the Brent price averaged 87.6 €/b, an increase of 9% compared to the third quarter 2011.

In this environment, the adjusted operating income8 from business segments was 6,540 M€, an increase of 11% compared to the third quarter 2011. Expressed in dollars, there was a decrease of 2%.

The effective tax rate9 for the business segments was 53.6% in the third quarter 2012 compared to 59.0% in the third quarter 2011, essentially due to a decrease in the effective tax rate for the Upstream and the increased contribution of downstream activities to the Group results.

Adjusted net operating income from the business segments was 3,698 M€ compared to 2,950 M€ in the third quarter 2011, an increase of 25%.

Expressed in dollars, adjusted net operating income from the business segments was 4.6 billion dollars (B$), an increase of 11% compared to the third quarter 2011. This

(8)        Special items affecting operating income from the business segments had a negative impact of 1,362 M€ in the third quarter 2012 and a negative impact of 326 M€ in the third quarter 2011.

(9)       Defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

increase essentially resulted from the good performance of Upstream and a strong improvement in the Refining & Chemicals results, which were supported by favorable margins.

> Net income (Group share)

Adjusted net income was 3,348 M€ in the third quarter 2012 compared to 2,801 M€ in the third quarter 2011, an increase of 20%. Expressed in dollars, adjusted net income increased by 6%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value10, and special items:

•	The after-tax inventory effect had a positive impact on net income of 524 M€ in the third quarter 2012 and a negative impact of 87 M€ in the third quarter 2011.

•	Changes in fair value had a negative impact on net income of 6 M€ in the third quarter 2012 compared with a negative impact of 10 M€ in the third quarter 2011.

•

Special items had a negative impact on net income of 800 M€ in the third quarter 2012, comprised essentially of an impairment to the value of assets in the Barnett in the US and a one-off tax of 4% on crude and refined product inventories, which were partially offset by gains on the sale of Sanofi shares. In the third quarter 2011, special items had a positive impact of 610 M€.

Net income (Group share) was 3,066 M€ compared to 3,314 M€ in the third quarter 2011.

The effective tax rate for the Group was 55.3% in the third quarter 2012. The company-paid 3% tax on dividends is accounted for starting in the third quarter, resulting in an increased charge of 80 M€ relating to dividends declared in the first and second quarters of 2012.

Adjusted fully-diluted earnings per share, based on 2,268 million fully-diluted weighted-average shares, increased by 19% to €1.48 compared to €1.24 in the third quarter 2011.

Expressed in dollars, adjusted fully-diluted earnings per share increased by 5% to $1.85.

> Investments - Divestments11

Investments, excluding acquisitions and including changes in non-current loans, were 4.9 B€ (6.1 B$) in the third quarter 2012 compared to 3.3 B€ (4.7 B$) in the third quarter 2011.

Acquisitions were 294 M€ in the third quarter 2012, comprised essentially of the acquisition of exploration licenses in Iraq, specialty chemicals in Brazil, and a carry agreement in the Utica shale gas and condensates project in the US.

Asset sales in the third quarter 2012 were 1,416 M€, including mainly the sale of Sanofi shares and Upstream assets in the UK and Nigeria.

Net investments12 were 3.8 B€ (4.7 B$) in the third quarter 2012 compared to -1.2 B€ (-1.6 B$) in the third quarter 2011.

[10]	Adjustment items explained on page 14.
[12]	Detail shown on page 18.
[13]	Net investments = investments including acquisitions and changes in non-current loans - asset sales.

> Cash flow

Cash flow from operations was 5,163 M€ in the third quarter 2012 compared to 5,964 M€ in the third quarter 2011, essentially resulting from a change in working capital requirements.

Adjusted cash flow from operations13 was 6,058 M€, an increase of 32% compared to the third quarter 2011. Expressed in dollars, adjusted cash flow from operations was 7.6 B$, an increase of 17%.

The Group’s net cash flow14 was 1,382 M€ compared to 7,125 M€ in the third quarter 2011. Expressed in dollars, the Group’s net cash flow was 1.7 B$ in the third quarter 2012 compared to 10.1 B$ in the third quarter 2011. This difference is mainly due to a very high level of divestments in third quarter 2011 and significant changes in working capital requirements.

[13]	Cash flow from operations at replacement cost before changes in working capital.
[14]	Net cash flow = cash flow from operations - net investments.

• Results for the first nine months 2012

> Operating income

Compared to the first nine months of 2011, the average Brent was stable at 112.2 $/b. The European refining margin indicator (ERMI) averaged 36.7 $/t compared to 18.1 $/t in the first nine months of 2011.

The euro-dollar exchange rate averaged 1.28 $/€ compared to 1.41 $/€ in the first nine months of 2011. Expressed in euros, the Brent price averaged 87.6 €/b, an increase of 10% compared to the first nine months of 2011.

In this environment, the adjusted operating income from the business segments was 19,112 M€, an increase of 5% compared to the first nine months of 201115.

The effective tax rate for the business segments was 56.4% in the first nine months of 2012 compared to 57.5% in the first nine months of 2011.

Adjusted net operating income from the business segments was 10,079 M€ compared to 9,214 M€ in the first nine months of 2011, an increase of 9%.

Expressed in dollars, adjusted net operating income from the business segments was stable. The improved results of Refining & Chemicals were offset by a lower contribution from Supply & Marketing, which was impacted by the sale of certain Marketing assets and the decreased results of New Energies.

> Net income (Group share)

Adjusted net income was 9,280 M€ in the first nine months of 2012, an increase of 7% compared to 8,699 M€ in the first nine months of 2011. Expressed in dollars, adjusted net income decreased by 3%.

Adjusted net income excludes the after-tax inventory effect, special items and the effect of changes in fair value16:

•	The after-tax inventory effect had a positive impact on net income of 155 M€ in the first nine months of 2012 and a positive impact of 785 M€ in the first nine months of 2011.

•	Changes in fair value had a negative impact on net income of 17 M€ in the first nine months 2012 and a positive impact of 12 M€ in the first nine months 2011.

•	Special items had a negative impact on net income of 1,105 M€ in the first nine months of 2012 and a positive impact on net income of 490 M€ in the first nine months of 2011.

Net income (Group share) was 8,313 M€ compared to 9,986 M€ in the first nine months of 2011.

On September 30, 2012, there were 2,270 million fully-diluted shares compared to 2,263 million on September 30, 2011.

Adjusted fully-diluted earnings per share, based on 2,265 million fully-diluted weighted-average shares, was €4.10, an increase of 6% compared to the first nine months of 2011.

Expressed in dollars, adjusted fully-diluted earnings per share was $5.25 compared to $5.43 in the first nine months of 2011, a decrease of 3%.

> Investments - Divestments17

Investments, excluding acquisitions and including changes in non-current loans, were 13.2 B€ (16.9 B$) in the first nine months of 2012 compared to 9.6 B€ (13.5 B$) in the first nine months of 2011.

[15]	Special items affecting operating income from the business segments had a negative impact of 1,428 M€ in the first nine months of 2012 and a negative impact of 389 M€ in the first nine months of 2011.
[16]	Adjustment items explained on page 14.
[17]	Detail shown on page 18.

6

Acquisitions were 2.6 B€ (3.3 B$) in the first nine months of 2012, comprised essentially of the acquisition of interests in exploration and production licenses in Uganda, an additional 1.1% stake in Novatek, various exploration licenses, the minority interest in Fina Antwerp Olefins and the carry agreement in the Utica shale gas and condensates project in the US.

For the first nine months of 2012, asset sales were 3.7 B€ (4.7 B$), comprised essentially of sales of the remainder of the Group’s shares of Sanofi, a stake in the Gassled pipeline in Norway, Upstream assets in Nigeria, the UK and France, and stakes in Composites One in the US and Pec-Rhin in France.

Net investments were 12 B€ (15.4 B$) in the first nine months of 2012, compared to 10.1 B€ (14.2 B$) in the first nine months of 2011.

> Cash flow

Cash flow from operations was 16,597 M€ in the first nine months of 2012, a decrease of 1% compared to the first nine months of 2011.

Adjusted cash flow from operations18 was 15,921 M€, an increase of 12%. Expressed in dollars, adjusted cash flow from operations was 20.4 B$, an increase of 2%.

The Group’s net cash flow19 was 4,582 M€ compared to a 6,651 M€ in the first nine months of 2011. Expressed in dollars, the Group’s net cash flow was 5.9 B$ in the first nine months of 2012.

The net-debt-to-equity ratio was 20.8% on September 30, 2012, compared to 15.2% on September 30, 201120, in line with the Group’s target range.

[18]	Cash flow from operations at replacement cost before changes in working capital.
[19]	Net cash flow = cash flow from operations - net investments.
[20]	Detail shown on page 19.

• Analysis of business segment results

Upstream

> Environment - liquids and gas price realizations*

3Q12	2Q12	3Q11	3Q12 vs 3Q11		9M12	9M11	9M12 vs 9M11

109.5	108.3	113.4	-3%	Brent ($/b)	112.2	111.9	—

107.6	101.6	106.8	+1%	Average liquids price ($/b)	108.1	105.3	+3%

6.00	7.10	6.56	-9%	Average gas price ($/Mbtu)	6.68	6.44	+4%

75.8	76.0	75.3	+1%	Average hydrocarbons price ($/boe)	77.4	74.5	+4%

*	consolidated subsidiaries, excluding fixed margins. Effective first quarter 2012, over/under-lifting valued at market prices.

> Production

3Q12	2Q12	3Q11	3Q12 vs 3Q11	Hydrocarbon production	9M12	9M11	9M12 vs 9M11

2,272	2,261	2,319	-2%	Combined production (kboe/d)	2,302	2,333	-1%

1,225	1,218	1,176	+4%	• Liquids (kb/d)	1,224	1,222	—

5,680	5,722	6,228	-9%	• Gas (Mcf/d)	5,875	6,063	-3%

Hydrocarbon production was 2,272 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2012, a decrease of 2% compared to the third quarter 2011, essentially as a result of:

•	+5.5% for start-ups and growth from new projects,

•	-4.5% for normal decline and scheduled maintenance,

•	-3% for incidents in the UK North Sea and Nigeria, and

•	changes in the portfolio and price effect[21] had little impact on the quarter.

In the first nine months of 2012, hydrocarbon production was 2,302 kboe/d, a decrease of 1.3% compared to the first nine months of 2011, essentially as a result of:

•	+4.5% for start-ups and growth from new projects,

•	+2% for changes in the portfolio, comprised essentially of an increased share of Novatek production and the impact of the sale of CEPSA and assets in the UK,

•	-4% for normal decline and scheduled maintenance,

•	-2.5% for incidents in the UK North Sea and Nigeria,

•	-1.5% for disruptions related to security conditions in Yemen and the production shut-down in Syria, net of the positive effect of the return of production in Libya, and

•	price effect[21] had little impact.

[21]	impact of changing hydrocarbon prices on entitlement volumes

> Results

Beginning on July 1, 2012, the Upstream segment no longer includes the activities of New Energies, which are now reported with Supply & Marketing. As a result, certain information has been restated according to the new organization.

3Q12	2Q12	3Q11	3Q12 vs 3Q11	in millions of euros	9M12	9M11	9M12 vs 9M11

5,537	5,032	5,264	+5%	Adjusted operating income*	17,073	16,505	+3%

2,891	2,560	2,388	+21%	Adjusted net operating income*	8,507	7,750	+10%
578	433	443	+30%	• includes income from equity affiliates	1,506	1,216	+24%

4,567	4,227	3,426	+33%	Investments	14,100	14,528	-3%

401	234	936	-57%	Divestments	1,383	2,192	-37%

3,457	5,298	4,042	-14%	Cash flow from operations	14,521	13,497	+8%

5,105	3,994	3,899	+31%	Adjusted cash flow from operations	13,812	12,210	+13%

*	detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Upstream segment was 2,891 M€ in the third quarter 2012 compared to 2,388 M€ in the third quarter 2011, an increase of 21%. Expressed in dollars, the increase of 7% is explained principally by an increased contribution from equity affiliates and a lower effective tax rate.

The effective tax rate for the Upstream segment was 58.8% compared to 63.3% in the third quarter 2011, essentially due to a portfolio mix effect, including a more significant contribution from downstream gas activities, and the result of exiting the bénéfice consolidé (worldwide tax) reporting regime in the third quarter of 2011.

Adjusted net operating income from the Upstream segment in the first nine months of 2012 was 8,507 M€ compared to 7,750 M€ in the first nine months of 2011, an increase of 10%. Expressed in dollars, adjusted net operating income from the Upstream segment was 10,896 M$, stable compared to the first nine months of 2011.

The return on average capital employed (ROACE22) for the Upstream segment was 20% for the twelve months ended September 30, 2012, and was 21% for the twelve months ended June 30, 2012 and for the full year 2011.

The annualized third quarter 2012 ROACE for the Upstream segment was 19%.

[22]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

Refining & Chemicals

> Refinery throughput and utilization rates*

3Q12	2Q12	3Q11	3Q12 vs 3Q11		9M12	9M11	9M12 vs 9M11

1,790	1,878	1,922	-7%	Total refinery throughput (kb/d)	1,833	1,930	-5%
653	752	752	-13%	• France	699	731	-4%
864	876	904	-4%	• Rest of Europe	873	941	-7%
273	250	266	+3%	• Rest of world	261	258	+1%

				Utilization rates**
82%	86%	77%		• Based on crude only	83%	77%
86%	90%	81%		• Based on crude and other feedstock	88%	82%

*	includes share of CEPSA, through July 31, 2011, and of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Supply & Marketing segment.
**	based on distillation capacity at the beginning of the year

In the third quarter 2012, refinery throughput decreased by 7% compared to the third quarter 2011 and by 5% compared to the second quarter 2012. In the third quarter 2012, throughput was impacted mainly by scheduled maintenance relating to the modernization of the Normandy refinery and unscheduled maintenance, notably at the Antwerp refinery.

The utilization rate based on crude and other feedstock was 86% in the third quarter 2012 compared to 90% in the second quarter 2012 and 81% in the third quarter 2011.

In the first nine months of 2012, refinery throughput decreased by 5% compared to the first nine months of 2011, reflecting essentially scheduled maintenance in the first nine months of 2012 and the portfolio effect relating to the sale of the Group’s interest in CEPSA at the end of July 2011.

> Results

3Q12	2Q12	3Q11	3Q12 vs 3Q11	in millions of euros (except the ERMI)	9M12	9M11	9M12 vs 9M11
51.0	38.2	13.4	x3.8	European refining margin indicator - ERMI ($/t)	36.7	18.1	+103%
646	465	305	x2.1	Adjusted operating income*	1,064	739	+44%

564	383	367	+54%	Adjusted net operating income*	1,008	813	+24%
102	100	109	-6%	• contribution of Specialty Chemicals**	290	348	-17%

441	501	423	+4%	Investments	1,371	1,286	+7%
55	7	2,422	-98%	Divestments	203	2,451	-92%
1,036	625	1,557	-33%	Cash flow from operations	1,625	2,795	-42%
771	599	425	+81%	Adjusted cash flow from operations	1,498	1,204	+24%

*	detail of adjustment items shown in the business segment information annex to financial statements
**	Hutchinson, Bostik, Atotech; including coatings and photocure resins until they were sold in July 2011

The ERMI averaged 51 $/t in the third quarter 2012, nearly quadruple the average of the third quarter 2011. In contrast, petrochemical margins further deteriorated in the third quarter because of weak demand in Europe and a slow-down in China.

Adjusted net operating income from the Refining & Chemicals segment was 564 M€ in the third quarter 2012, compared to 367 M€ in the third quarter 2011. This increase of 54% is explained essentially by a more favorable refining environment.

Adjusted net operating income from the Refining & Chemicals segment in the first nine months of 2012 was 1,008 M€, an increase of 24% compared to the first nine months of 2011. Expressed in dollars, adjusted net operating income was 1,291 M$, an increase of 13% compared to the first nine months of 2011. Improved refining margins in Europe explain this evolution notwithstanding the sale of the Group’s interest in CEPSA at the end of July 2011 and a weaker environment for petrochemicals in Europe.

The ROACE for the Refining & Chemicals segment was 7% for the twelve months ended September 30, 2012, compared to 5% for the twelve months ended June 30, 2012 and for the full year 2011.

The annualized third quarter 2012 ROACE for the Refining & Chemicals segment was 14%.

Supply & Marketing (including New Energies)

> Refined product sales

3Q12	2Q12	3Q11	3Q12 vs 3Q11	Sales in kb/d*	9M12	9M11	9M12 vs 9M11

1,143	1,166	1,477	-23%	Europe	1,173	1,516	-23%

563	524	540	+4%	Rest of world	539	529	+2%

1,706	1,690	2,017	-15%	Total Supply & Marketing sales	1,712	2,045	-16%

*	excludes trading and bulk refining sales, includes share of CEPSA, through July 31, 2011, and of TotalErg.

In the third quarter 2012, sales decreased by 15% compared to the third quarter 2011. This decrease was due to the sale of marketing activities in the UK, the sale of the Group’s interest in CEPSA in 2011, and weaker demand in Europe.

> Results

Effective July 1, 2012, Supply & Marketing includes the activities of New Energies. As a result, certain information has been restated according to the new organization.

3Q12	2Q12	3Q11	3Q12 vs 3Q11	in millions of euros	9M12	9M11	9M12 vs 9M11
21,574	21,519	22,124	-2%	Sales	64,945	63,367	+2%
357	296	312	+14%	Adjusted operating income*	975	902	+8%
243	181	195	+25%	Adjusted net operating income*	564	651	-13%
(6)	(60)	(65)	n/a	• contribution of New Energies	(183)	(121)	n/a

383	212	48	x8	Investments	793	1 289	-38%

41	20	1,380	-97%	Divestments	106	1 428	-93%

692	(140)	516	+34%	Cash flow from operations	108	407	-73%

202	367	259	-22%	Adjusted cash flow from operations	839	834	+1%

*	detail of adjustment items shown in the business segment information annex to financial statements

Supply & Marketing sales were 21.6 B€, a decrease of 2% compared to the third quarter 2011.

Adjusted net operating income from the Supply & Marketing segment was 243 M€ in the third quarter 2012, an increase of 25% compared to the third quarter 2011, reflecting the improvement of the results of New Energies compared to the third quarter 2011 and good performance from marketing despite a weaker environment in Europe.

Adjusted net operating income from the Supply & Marketing segment was 564 M€ in the first nine months of 2012, a decrease of 13% compared to the first nine months of 2011. This decrease is explained principally by the sale of the Group’s interest in CEPSA at the end of July 2011, the sale of marketing assets in the UK at the end of 2011, and the decreased results of New Energies. Expressed in dollars, the adjusted net operating income was 722 M$, a decrease of 21% compared to the first nine months of 2011.

The ROACE for the Supply & Marketing segment was 10% for the twelve months ended September 30, 2012, compared to 9% for the twelve months ended June 30, 2012, and 13% for the full-year 2011.

The annualized third quarter 2012 ROACE for the Supply & Marketing segment was 12%.

• Summary and outlook

The ROACE for the Group for the twelve months ended September 30, 2012, was 16%, compared to 15% for the twelve months ended June 30, 2012, and 16% for the full-year 2011.

Return on equity for the twelve months ended September 30, 2012, was 17.7%.

In the Upstream segment, the anticipated start-ups of Angola LNG, Sulige in China, and Kashagan in Kazakhstan will contribute to production growth. Regarding Elgin, the Group has finished cementing the G4 well and is cooperating with British authorities with the goal of safely restarting production on Elgin-Franklin by year end. In Nigeria, the recent flooding has affected our installations at OML58, and these facilities stopped production on October 7. Total has established an assistance program to provide support to the local Nigerian population.

In addition, the Group is appraising its recent discoveries, notably in Azerbaijan and French Guiana, and the fourth quarter includes exploration wells in several promising plays, notably in the Gulf of Mexico, Iraq, Ivory Coast, Kenya and Gabon.

In Refining & Chemicals, throughput in the fourth quarter will be affected by ongoing scheduled maintenance in Normandy and unscheduled maintenance in Antwerp completed at the end of October.

Finally, the Group continues to actively manage its portfolio across all segments as it executes its asset sale program of 15-20 B$ for 2012-14.

The Board of Directors approved on October 30, 2012, a third quarter interim dividend of 0.59 € per share, payable on March 21, 2013. This interim dividend is unchanged versus the previous quarter and represents an increase of 3.5% compared to the third quarter 2011.

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To listen to CFO Patrick de la Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)203 367 9455 in Europe or +1 866 907 5925 in the US (code: 419 868). For a replay, please consult the website or call +44(0)203 367 9460 in Europe or +1 877 642 3018 in the US (code: 278 506).

The September 30, 2012 notes to the consolidated financial statements are available on the Total web site (www.total.com). This document may contain forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL.

Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the U.S. Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier – La Défense 6 – 92078 Paris – La Défense Cedex, France, or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.

14

Operating information by segment

for the third quarter and the first nine months of 2012

• Upstream

3Q12	2Q12	3Q11	3Q12 vs 3Q11	Combined liquids and gas production by region (kboe/d)	9M12	9M11	9M12 vs 9M11

361	429	474	-24%	Europe	430	510	-16%

737	706	623	+18%	Africa	717	647	+11%

501	477	581	-14%	Middle East	496	578	-14%

71	69	68	+4%	North America	69	67	+3%

182	187	194	-6%	South America	184	190	-3%

230	213	232	-1%	Asia-Pacific	219	238	-8%

190	180	147	+29%	CIS	187	103	+82%

2,272	2,261	2,319	-2%	Total production	2,302	2,333	-1%

615	578	600	+3%	Includes equity affiliates	607	569	+7%

3Q12	2Q12	3Q11	3Q12 vs 3Q11	Liquids production by region (kb/d)	9M12	9M11	9M12 vs 9M11

179	199	234	-24%	Europe	201	246	-18%

587	573	481	+22%	Africa	575	505	+14%

323	310	316	+2%	Middle East	311	321	-3%

25	25	28	-11%	North America	25	29	-14%

56	60	67	-16%	South America	60	74	-19%

28	25	26	+8%	Asia-Pacific	26	27	-4%

27	26	24	+13%	CIS	26	20	+30%

1,225	1,218	1,176	+4%	Total production	1,224	1,222	—

316	311	312	+1%	Includes equity affiliates	309	323	-4%

3Q12	2Q12		3Q11	3Q12 vs 3Q11	Gas production by region (Mcf/d)	9M12	9M11	9M12 vs 9M11

1,011	1,264		1,299	-22%	Europe	1,255	1,441	-13%

763	674		720	+6%	Africa	722	724	—

971	916		1,430	-32%	Middle East	1,010	1,392	-27%

260	253		228	+14%	North America	252	219	+15%

650	759		707	-8%	South America	691	643	+7%

1,135	1,019		1,173	-3%	Asia-Pacific	1,076	1,194	-10%

890	837		671	+33%	CIS	869	450	+93%

5,680	5,722		6,228	-9%	Total production	5,875	6,063	-3%

1,618	1,445		1,560	+4%	Includes equity affiliates	1,612	1,331	+21%

3Q12	2Q12		3Q11	3Q12 vs 3Q11	Liquefied natural gas	9M12	9M11	9M12 vs 9M11

2.94	2.57	**	3.36	-13%	LNG sales* (Mt)	8.77	10.08	-13%

*	sales, Group share, excluding trading; 2011 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2011 SEC coefficient
**	restated number for 2Q12

• Downstream (Refining & Chemicals and Supply & Marketing)

3Q12	2Q12	3Q11	3Q12 vs 3Q11	Refined product sales by region (kb/d)*	9M12	9M11	9M12 vs 9M11

1,979	2,060	2,358	-16%	Europe	2,030	2,360	-14%

411	401	403	+2%	Africa	401	390	+3%

535	509	474	+13%	Americas	495	505	-2%

399	508	505	-21%	Rest of world	497	490	+1%

3,324	3,478	3,740	-11%	Total consolidated sales	3,423	3,745	-9%

539	542	453	+19%	includes bulk sales	527	434	+21%

1,080	1,246	1,270	-15%	includes trading	1,184	1,266	-6%

*	includes share of CEPSA, through July 31, 2011, and of TotalErg

Adjustment items

• Adjustments to operating income

3Q12	2Q12	3Q11	in millions of euros	9M12	9M11

(1,362)	(89)	(326)	Special items affecting operating income	(1,516)	(389)

(16)	(48)	—	• Restructuring charges	(64)	—
(1,134)	—	(245)	• Impairments	(1,134)	(245)
(212)	(41)	(81)	• Other	(318)	(144)

766	(1,384)	(112)	Pre-tax inventory effect : FIFO vs. replacement cost	228	1,157

(8)	11	(14)	Effect of changes in fair value	(22)	15

(604)	(1,462)	(452)	Total adjustments affecting operating income	(1,310)	783

• Adjustments to net income (Group share)

3Q12	2Q12	3Q11	in millions of euros	9M12	9M11

(800)	(323)	610	Special items affecting net operating income (Group share)	(1,105)	490

202	73	1,054	• Gain on asset sales	355	1,270
(33)	(40)	(56)	• Restructuring charges	(73)	(56)
(737)	(18)	(251)	• Impairments	(775)	(298)
(232)	(338)	(137)	• Other	(612)	(426)

524	(959)	(87)	After-tax inventory effect : FIFO vs. replacement cost	155	785

(6)	9	(10)	Effect of changes in fair value	(17)	12

(282)	(1 273)	513	Total adjustments affecting net income	(967)	1,287

Effective tax rates

3Q12	2Q12	3Q11	Effective tax rate*	9M12	9M11

58.8%	58.0%	63.3%	Upstream	59.4%	60.7%

55.3%	56.1%	57.9%	Group	57.5%	57.6%

*	tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income)

Investments - Divestments

3Q12	2Q12	3Q11	3Q12 vs 3Q11	in millions of euros	9M12	9M11	9M12 vs 9M11

4,903	4,381	3,349	+46%	Investments excluding acquisitions*	13,156	9,603	+36%

303	319	287	+6%	• Capitalized exploration	972	746	+30%

455	231	93	x5	• Change in non-recurrent loans**	845	95	x9

294	437	445	-34%	Acquisitions	2,564	6,982	-63%

5,197	4,818	3,794	+37%	Investments including acquisitions*	15,720	16,585	-5%

1,416	834	4,955	-71%	Asset sales	3,705	6,494	-43%

3,781	3,984	(1,161)	n/a	Net investments**	12,015	10,091	+19%

3Q12	2Q12	3Q11	3Q12 vs 3Q11	in millions of dollars***	9M12	9M11	9M12 vs 9M11

6,130	5,614	4,731	+30%	Investments excluding acquisitions*	16,850	13,507	+24%

379	409	405	-6%	• Capitalized exploration	1,245	1,049	+19%

569	296	131	x4	• Change in non-recurrent loans**	1,082	134	x8

368	560	629	-41%	Acquisitions	3,284	9,820	-67%

6,498	6,174	5,360	+21%	Investments including acquisitions*	20,134	23,327	-14%

1,770	1,069	7,000	-75%	Asset sales	4,745	9,134	-48%

4,727	5,105	(1,640)	n/a	Net investments**	15,389	14,193	+8%

*	includes changes in non-current loans.
**	includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans.
***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	09/30/2012	06/30/2012	09/30/2011

Current borrowings	10,647	10,642	10,406

Net current financial assets	(1,493)	(1,552)	(923)

Non-current financial debt	24,606	23,260	22,415

Hedging instruments of non-current debt	(1,796)	(1,886)	(2,012)

Cash and cash equivalents	(16,833)	(14,998)	(19,942)

Net debt	15,131	15,466	9,944

Shareholders’ equity	72,789	72,103	65,290

Estimated dividend payable	(1,291)	(1,299)	(1,254)

Non-controlling interests	1,275	1,256	1,467

Equity	72,773	72,060	65,503

Net-debt-to-equity ratio	20.8%	21.5%	15.2%

2012 Sensitivities*

	Scenario	Change	Impact on adjusted operating income(e)	Impact on adjusted net operating income(e)

Dollar	1.40 $/€	+0.1 $ per €	-1.8 B€	-0.95 B€

Brent	100 $/b	+1 $/b	+0.25 B€ / 0.35 B$	+0.11 B€ / 0.15 B$

European refining margins (ERMI)	25 $/t	+1 $/t	+0.06 B€ / 0.08 B$	+0.04 B€ / 0.05 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 75% respectively.

Return on average capital employed

• Twelve months ended September 30, 2012

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing	Group

Adjusted net operating income	11,359	1,043	726	12,621

Capital employed at 09/30/2011*	49,791	14,692	7,253	72,764

Capital employed at 09/30/2012*	63,293	16,413	7,800	85,003

ROACE	20.1%	6.7%	9.6%	16.0%

• Twelve months ended June 30, 2012

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing	Group

Adjusted net operating income	10,856	846	678	12,073

Capital employed at 06/30/2011*	45,456	16,672	7,402	72,843

Capital employed at 06/30/2012*	59,254	16,558	8,204	85,167

ROACE	20.7%	5.1%	8.7%	15.3%

• Full-year 2011

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing	Group

Adjusted net operating income	10,602	848	813	12,045

Capital employed at 12/31/2010*	43,671	17,265	5,909	70,866

Capital employed at 12/31/2011*	57,331	15,883	6,999	81,066

ROACE	21.0%	5.1%	12.6%	15.9%

*	at replacement cost (excluding after-tax inventory effect)